SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
 .                      the Securities Exchange Act of 1934

For the month of January through May, 2001
                 -------------------------


                                   GETGO INC.

                               fka GETGO MAIL.COM
                       fka ELECTROCON INTERNATIONAL INC.
                (Translation of Registrant's Name into English)
                 ---------------------------------------------


8/F Blk 8, Prosperity Centre, 77 Container Port Road, Kwai Chung, N.T. Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                   Form 20-F  X                  Form 40-F
                            -----                         -----

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                   Yes                           No  X
                      -----                        -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            GETGO, INC.
                                            (Registrant)


Date:  June 18, 2001                        By:  /s/  Henry F. Schlueter
       -------------                           -------------------------------
                                                      Henry F. Schlueter,
                                                      Assistant Secretary

ROMANIAN PRESIDENT ION ILIESCU'S VISION FOR TECHNOLOGY MODERNIZATION TO BE UNVEILED AT DUET 2001 Elite Conference Marks Historical Moment

     DENVER (January 21, 2001) - President Ion Iliescus's vision for Romania's emerging technology economy will be unveiled at the DUET 2001 conference in Denver, Colorado, on Thursday evening, February 1, 2001, by top-level Romanian dignitaries.

     After decades of relative isolation, Romania is emerging as a significant power on the European market. Despite a population some 23 million people and tremendous resources, Romania is virtually an untapped market. President Iliescu's plan highlights many business opportunities and incentives that will become accessible to foreign interests under his new legislation, particularly in the broadband and IT sectors. President Iliescu selected the DUET conference as the forum to unveil his vision, based on his strong relationship with Dr. Derrin R. Smith, Founder/Chairman of DUET, and the opportunity to present to DUET's elite group of industry senior executives with targeted interests in the technology sectors that hold significant value for Romania's emergence.

     Dr. Derrin Smith, in addition to founding the DUET senior executive summits, is the Chairman/CEO of publicly-traded technology company GETGO Inc. (Nasdaq: "GTGO"; www.getgocorp.com ). Dr. Smith stated, "The DUET conference grew out of a need to bring innovative people together to consummate the deals that define and move the convergence industry forward. I am honored to host President Illiescu's vision for the modernization of Romania, presented at DUET to the people who can help make Romania an international broadband technology powerhouse."

The 4th annual DUET conference, "Executive Perspectives on the Convergence Revolution" runs from Feb. 1 - 2, in downtown Denver, Colorado. The event kicks off with a sophisticated black-tie opening gala at the Historic Paramount Theater, featuring a keynote address of President Iliescu's vision, plus performances by noted New York artists, Soprano Lynne Vardaman and pianist Marc Peloquin, and serious networking with leading players from the Convergence industry. This year's "opening night at the Historic Paramount Theater" for DUET 2001 signals a leap into the international Content/Entertainment venue for the convergence sector. Although the opening night festivities are open to the public, Friday's plenary session is restricted to senior level industry and investment executives. The conference ends Saturday with an invitation-only catered ski trip. The conference, noted for it's deal-making initiatives, was catalyst for some $2.8 billion in deals last year alone.

DUET 2001 features the following speakers: Romanian President Ion Iliescu; Bruce Dines, President, EHPT U.S.A.; Teresa Elder, President, AT&T Broadband West; Tom McGrath, CEO First World Communications; and Dan O'Brien, CEO/President High Speed Access Corporation. Other featured speakers who are participating as moderators and panelists for the plenary session: M&A / Finance Panel: "Fueling the Convergence Revolution" Moderator: Arjun Gupta, Chairman, Telesoft Ventures.
Panelists: Doug Ashton, Analyst, Bear Sterns, Victoria Harker, CFO, WorldCom and Masood Jabar, President, Worldwide Sales, Sun Mircosystems. The Conduit Panel:
"Getting the Convergence Signal" Moderator: Steve Pearse, CEO, Akroria Networks.

Panelists: John Evans, Principal, Evans Capital Partners; Mohammad Fahim, COO Inara Networks; and Rangu Salgame, CEO, Edgix . Content Panel: "Next Generation New Media, Programming and Entertainment" Moderator: Mary Beth Vitale, former CEO Westwind Media and former President/COO for RMI.Net. Panelists: Jeremy Black, Executive VP, The Delfin Project; Donna Dewey, Founder, Dewey-Obenchain Films; and Leslie Nittler, Senior VP New Media, Starz Encore Group.

     This event is made possible by the support of the following sponsors and supporting organizations: Sponsors: Colorado's Internet & Telecommunications Alliance (CITA) at http://www.citapartners.org, Computer Sciences Corporation, http://www.csc.com, Ernst & Young, http://www.ey.com, First World Communications, http://www.firstworld.com, GETGO Inc., http://www.getgocorp.com, Lucent Technologies, http://www.lucent.com, The Peter Jamison Consulting Group, http://www.peterjamison.com, Vroom Technologies, Inc. http://www.vroom.net, WebEx Communications, Inc. http://www.webex.com, and Wyle Systems, http:///www.wyle.net. Supporting Organizations: Denver Telecom Professionals, http://www.telpros.org, Internet Chamber ofCommerce, http://www.icc.org and Women in Cable & Telecommunications, http://www.wict.org.

     For more information on this event visit http://www.duetevents.com or to register by phone call 303.831.4133.

GETGO INC. PLANS BOLD MOVES IN 2001

     DENVER, January 23, 2001 -- GETGO Inc. (NASDAQ: "GTGO") today revealed significant business development moves that are planned for execution in 2001. Dr. Derrin Smith, CEO and Chairman of GETGO Inc., stated that "The last six months have been well-spent by the senior executive team, advisory board and our fiduciary board creating the sophisticated foundation required to take GETGO forward, into a new future as a global media enterprise. Tough markets in the technology sector have created opportunities for us to become a dominant player in our targeted businesses."

Some of our planned 2001 activities include:

     Expand and Develop GETGO's Entertainment Division or E-Vertical. We are in late stage negotiations for the acquisition of companies in traditional radio, radio-Internet, audio streaming and production. We plan to acquire these businesses in our wholly-owned subsidiary GETGO Entertainment Enterprises, Inc.;

     Spin-off of Unified Messaging. GETGO is spinning off its unified messaging subsidiary Mobilentity, Inc. simultaneously with the merger of Visual Access Technologies, Inc. and C-Voice, Inc. (companies controlled by Judah Klausner) into Mobilentity. We anticipate completing the spin-off by the end of March, subject to obtaining SEC clearance and meeting other conditions related to the merger. GETGO Inc. shareholders on the effective date of the spin-off will retain their stock in GETGO Inc. and will receive Mobilentity shares; Launch GETGO Emerging Markets ("GEM") and Public Offering of GEM in Europe. GETGO is targeting the amalgamation of several overseas technology opportunities into GEM, and anticipates completing a public offering for GEM in Europe. We believe that aggregation opportunities for technology in Eastern Europe and in parts of Asia are tremendous, and that focusing our efforts in this area will allow us to grow rapidly to meet and satisfy increasing demand in these emerging markets;

     Launch the GETGO Fund. GETGO plans to form and capitalize a private equity fund focusing on investments in "enterprises with proprietary intellectual properties that enhance the User's experience with Broadband technology;" NASDAQ National Market System. We have targeted entry into the NASDAQ National Market System by the end of this year. We are optimistic that the acquisitions we plan to complete this year along with further financing effortswill allow us to satisfy the criteria for inclusion of our common stock on the NASDAQ National Market System.

     GETGO's Entertainment Division, or "E-Vertical". The ability to stream high quality audio over the Internet ("Webcasting") is creating a paradigm shift for the broadcasting and advertising industries that will dramatically change market structures and increase profitability for both industries. The paradigm shift can be described as "the localization of the Internet and the globalization of radio."

     GETGO's targeted "Streamer" acquisition provides Internet audio streaming services for radio broadcasters who then simulcast this programming over the Internet. In addition to fees for services, the Streamer receives radio air-time that is resold to advertising markets as compensation.

     We believe that GETGO will:

     Increase audience for its radio affiliates and Internet business customers Accelerate growth of the number of radio station affiliates and Internet customers

     Increase advertising, programming and content development revenue

     Use its audience and profiling measuring technology to produce higher advertising revenue

     Develop e-Commerce partners and drive traffic to points of sale

     Reduce per affiliate/website programming and content development costs through the use of nine music formats (genre), website development technology, streaming technology and ad insertion technology

     GETGO Unified Messaging Spin-off. GETGO Inc. is concluding the planned spin-off of its wholly-owned subsidiary Mobilentity, Inc. This will occur simultaneously with the merger of Visual Access Technologies, Inc. and C-Voice, Inc. into Mobilentity under the merger agreement signed in September 2000. Mobilentity was created to realize significant revenue growth and profitability by licensing patented intellectual property in wireless communications. Management believes that the intellectual property currently held and to be acquired as a result of the merger are required for wireless Unified Messaging, and that our licensing strategy will create significant revenues in Mobilentity. Additionally, Mobilentity will realize revenue generation through the production and distribution of products, such as the latest retail version of the GGMC unified messaging product from GETGO's operations in Hong Kong, that uses our embedded intellectual property in the wireless messaging arena.

     Launch GETGO Emerging Markets and Complete IPO in Europe. Leveraging extensive experience in emerging markets and international technology operations, GETGO's wholly-owned subsidiary GETGO Emerging Markets will target an initial public offering in Europe to finance continued expansion of GETGO's international operations. Several software, IT and local telecommunications enterprises have been targeted and assessed as candidates for amalgamation into GETGO's emerging markets enterprise. Investment and business opportunities were examined against GETGO's business plan incorporating the overlap and synergies of the Information, Communications, and Entertainment ("I.C.E.") model, where opportunities exist for GETGO ownership of local enterprises to build upon the momentum of reputable and established enterprises in emergent, non-saturated new markets.

     The GETGO Fund. The GETGO Fund and related General Partnership participation by GETGO was first announced at the annual shareholder meeting in October 2000. We intend to form and capitalize The GETGO Fund in 2001. I believe that the GETGO Fund will be an enabler for GETGO's Revelator, with a charter to invest in enterprises which have a proprietary technology that enhances the

User's experience with Broadband technology. National Market Listing. As a result of value created by the activities planned for 2001 by GETGO Inc. it is an objective of management to satisfy the criteria for inclusion of the GETGO's common stock on the NASDAQ National Market System during 2001.

     For more information on GETGO or any of it's subsidiaries please log on to www.getgocorp.com or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com, or: GETGO, Inc.

                   World Headquarters
                   4610 S. Ulster Street, Ste. 150
                   Denver, CO 80237
                   USA
                   303.771.3850

                   GETGO Mail.com, USA
                   Unified Messaging Division
                   1 Main Street
                   Clinton, New Jersey 08809
                   USA
                   908.730.0066

                   GETGO International Asian Operations Prosperity Centre 8/F, Block B 77 Container Port Road Kwai Chung, New Territories Hong Kong 852.2481.6022.

     Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements regarding future prospects and developments are based upon current expectations and involve certain risks and uncertainties that could cause actual results and developments to differ materially from the forward-looking statements, including those detailed in the company's filings with the Securities and Exchange Commission. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's product and services and the Company's limited operating history in this business segment.

GLOBAL DEALS DRIVEN BY DUET 2001
Visionary Technology Leads To Global Deal Making In The Hallways & On The Slopes

     DENVER, February 8, 2001 -- DUET 2001, a gathering of senior level executives and international dignitaries led by Dr. Derrin Smith, founder/chairman of DUET and Chairman/CEO of publicly traded GETGO Inc. (NASDAQ:
"GTGO"), once again served as the forum for presentation of visionary convergence technologies. Featured speakers included such leaders as His Excellency Dan Nica, Romanian Minister of Telecommunications & Informatics; Teresa Elder, president, AT&T Broadband -West; Steve Pearse, CEO Akroria Networks, Inc.; Tom McGrath, CEO, Firstworld Communications; Dan O'Brien, CEO, High Speed Access; Leslie Nittler, senior vice president of Starz Encore Media Group; and Arjun Gupta, chairman of Telesoft Ventures. Presentations and networking are already culminating in many deal-making discussions.

     Some early deal highlights and success stories from DUET 2001 that can already be told include Steve Pearse attaining a $60million valuation for Akroria Networks in its early rounds of venture financing; ; GETGO reaching cash terms of agreement to acquire a 40% stake of technology company SINTA, S.A., of Iasi, Romania, in a venture with Omega Communications involving both traditional broadcast radio as well as audio streaming; preliminary agreements by Delfin Project to acquire new media content from New York producers; and myriad other early stage deal making discussions which will be brought to light in coming weeks and months.

     "The speed and impact of DUET 2001-fueled transactions will amaze observers," commented Dr. Derrin Smith. "Stay tuned."

     For more information visit http://www.duetevents.com.

     For more information on GETGO or any of it's subsidiaries please log on to www.getgocorp.com or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com, or:

                   GETGO, Inc.
                   World Headquarters
                   4610 S. Ulster Street, Ste. 150
                   Denver, CO 80237
                   USA
                   303.771.3850

                   GETGO Mail.com, USA
                   Unified Messaging Division
                   1 Main Street
                   Clinton, New Jersey 08809
                   USA
                   908.730.0066

                   GETGO International
                   Asian Operations
                   Prosperity Centre
                   8/F, Block B
                   77 Container Port Road
                   Kwai Chung, New Territories
                   Hong Kong
                   852.2481.6022.

GETGO INC. ANNOUNCES BOARD AND COMPANY CHANGES

     DENVER, February 26, 2001 -- GETGO Inc. ("GETGO"), formerly GETGO Mail.com Inc., (NASDAQ: "GTGO") today announced several board and company changes. The changes are effective Thursday, February 22, 2001. Kevin Fallon and Chris Mendrop are no longer members of the Board of Directors of GETGO and no longer retained in any consulting capacity; M.S. "Skip" Raimer has accepted a position on the Board of Directors; Les Bates, CPA, has accepted an appointment as "interim CFO"; and the Company is not going forward with the Radio One Networks acquisition. According to Dr. Derrin Smith, Chairman and CEO, "Maintaining and creating additional value for our investors and shareholders has always been our goal in the execution of the Company1s new corporate vision. These changes were absolutely necessary in order to continue executing the new vision for GETGO and were taken subsequent to formal discussions with major GETGO shareholders."

     Skip Raimer is an experienced senior technology executive with a background that emphasizes operations, technology and successful fund-raising. Raimer1s accomplishments include developing a voice Biometric software package for Internet use, as a Chief Operations Officer for Sentry Systems, also directing the team through two rounds of venture capital fund raising; directing integrated logistic support for Geotek Technologies, and he was director of resource and program management for information systems at Time Warner Communications. In these capacities he was responsible for all phases of program and resource management, including supervising large-scale software development efforts using structured tools and methods and overseeing their implementation, operation, and sustainment. He is currently Vice President of Support Services for Authentor Systems, Inc., an enterprise he helped to raise over $8,000,000 of private equity investment. As a US Army Signal Corps Lt. Colonel, he served as Chief of Integration (J-6N) for US Space Command at the North American Aerospace Defense Command (NORAD); and was Chief of Communications in the Sinai for the Multinational Peacekeeping Forces and Observers. Colonel Raimer has extensive international experience in eastern Europe, including Romania; as well as Asia and the Middle East.

     Les Bates has been retained as interim CFO to manage and assist with the Company's accounting and finance functions. Mr. Bates is an experienced CPA and CFO with experience working with both public and private companies. He was a Senior Accountant for Coopers Lybrand, audit manager for Seidman & Seidman, and CFO for an enterprise designing and implementing network systems, and has also written several specialized software applications. Notably, Mr. Bates has extensive experience providing valuations for mergers and acquisitions. Dr. Smith said that "I am delighted to have Les Bates working with us. He provides us with much needed leadership and capability in the management of our accounting and finance functions.

     Mr. Bates has already begun to work with our outside auditors in connection with our year end audit and will be taking a hard look at all of our current and future acquisition targets for GETGO."

     GETGO Inc. is a 12-year old, publicly traded company originally involved with international sales and distribution of technology components. The company has expanded its business activities to focus upon the acquisition and operation of companies possessing proprietary intellectual property or products/services that improve the Users1 experience with broadband and convergence technologies. For additional information, visit the company1s Web site at www.getgocorp.com, or contact Kristin Johnston at 303-771-3850 or send an email to kjohnston@getgocorp.com.

     Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements regarding future prospects and developments are based upon current expectations and involve certain risks and uncertainties that could cause actual results and developments to differ materially from the forward-looking statements, including those detailed in the company's filings with the Securities and Exchange Commission. Factors that could cause or contribute to differences include the development the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

     For more information on GETGO or any of it's subsidiaries please log on to www.getgomail.com or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com, or:

                   GETGO, Inc.
                   World Headquarters
                   4610 S. Ulster Street, Ste. 150
                   Denver, CO 80237
                   USA
                   303.771.3850

                   GETGO Mail.com, USA
                   Unified Messaging Division
                   1 Main Street
                   Clinton, New Jersey 08809
                   USA
                   908.730.0066

                   GETGO International
                   Asian Operations
                   Prosperity Centre
                   8/F, Block B
                   77 Container Port Road
                   Kwai Chung, New Territories
                   Hong Kong
                   852.2481.6022.

     MOBILENTITY SPIN-OFF BY GETGO INC. CONTINUES

     DENVER, April 23, 2001 -- GETGO Inc. (NASDAQ: "GTGO"; formerly "GetgoMail.com, Inc.") today is providing a status update for shareholders on the spin-off of wholly owned subsidiary Mobilentity and the proposed merger with VAT. The spin-off by GETGO Inc. of their unified messaging subsidiary, Mobilentity, is currently under review by the SEC and that process continues. Comments from the SEC have been received for response by the corporation. Mobilentity, once the spin-off is complete, will not be merged with VAT, so that dilution shall not occur for GETGO shareholders. With the recent expiration of all prior merger and acquisition (m&a) letters of intent and definitive agreements, including those with VAT, Westwind Media.com, and Radio One Networks, there are currently no existing obligations for GETGO to provide any financing or experience any share dilution for any m&a activities. "This difficult period in the financial markets is an appropriate time for GETGO to re-trench, revise and enhance core business activities in the U.S. and in Asia, and carefully pursue new technology opportunities that can create revenue growth for GETGO's existing companies," said Dr. Derrin Smith, Chairman/CEO of GETGO Inc. "Progress in these areas will be reported in GETGO's 20F filing and annual report, which are also in process at this time with detailed financial audits well along."

     Regarding Mobilentity, management anticipates that another 45-to-60 days is a time period typical for concluding this SEC approval process. GETGO shareholders on the record date, which will be set with the SEC, shall still receive shares in Mobilentity in addition to their current holdings in GETGO. Furthermore, due to market conditions, Mobilentity and VAT will not be merged and GETGO shareholders will not be subjected to dilution from a Mobilentity-VAT merger. Executives of both enterprises are continuing the current technology licensing agreement between VAT and Mobilentity that exists on the unified messaging cards and Mobilentity software, and Mobilentity remains under the direction of CEO Paul Lewis.

     Mobilentity chief executive Lewis continues to focus on technology-to-market opportunities for the unified messaging products and services, as well as new opportunities to expand the Mobilentity technology base. GETGO Asia retains exclusive licensing rights to distribute the GGMC products and software in Asia and continues that pursuit under direction of GETGO Asia's President Fred Ko and chief technical officer C.W. Tse.

     Senior executives of GETGO, Mobilentity and Blake Street Securities recently concluded strategic planning sessions in Colorado that focused on new business opportunities and financial requirements for the various GETGO enterprises.

     For more information on GETGO or any of it's subsidiaries please log on to www.getgocorp.com or contact GETGO investor relations.

                   GETGO, Inc.
                   World Headquarters
                   4610 S. Ulster Street, Ste. 150
                   Denver, CO 80237
                   USA
                   303.771.3850

                   GETGO Mail.com, USA
                   Unified Messaging Division
                   1 Main Street
                   Clinton, New Jersey 08809
                   USA
                   908.730.0066

                   GETGO International
                   Asian Operations
                   Prosperity Centre
                   8/F, Block B
                   77 Container Port Road
                   Kwai Chung, New Territories
                   Hong Kong
                   852.2481.6022.


     Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in GETGO Inc.'s proposed operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

     GETGO Inc. Retains Muir, Crane & Co. as Investor Relations Counsel

     DENVER--(BUSINESS WIRE)--April 24, 2001--GETGO Inc. (Nasdaq:*!GTGO!*):
     -- Muir, Crane to Provide Heightened Visibility in the Investment Community & Access to Retail and Institutional Investors
     --   Will Develop and Implement Corporate Communications Strategy

     GETGO Inc. (Nasdaq:GTGO) today announced that the company has retained Los Angeles-based consulting firm Muir, Crane & Co. to provide investor relations services and counsel, effective immediately.

     Muir, Crane & Co. is a full-service investor relations firm serving micro-, small- and mid-cap companies. The partners of Muir, Crane & Co. have more than 40 years' combined experience in the capital markets and have worked with more than 75 publicly traded companies.

     Derrin Smith, Ph.D., chairman and chief executive officer of GETGO Inc., said: "We're not the same company we were just three months ago. We have a reorganized board, and our senior executives, while keeping a steady hand on our core businesses, are actively investigating new acquisitions. These will expedite our transition from a broad, ultimately disparate, holding company, to a sharply focused technology operating company.

     "Our shareholders seek new and timely information, and we believe it is vital that we communicate our revised strategic plan to the investment community. Muir, Crane & Co. has a proven track record. Their comprehensive, fully integrated approach to investor relations will allow us to effectively reach all of our important principal constituencies, as well as reach new retail and institutional investors."

     Bryan G. Crane, partner, Muir, Crane & Co., will direct the investor relations program for GETGO. Commenting on the appointment, Crane said: "We believe that GETGO has already navigated the worst of a challenging transition. While enduring this downturn in the technology markets, Dr. Smith, the Mobilentity and GETGO Asia subsidiaries and senior management teams have done a fantastic job of re-orienting the corporate strategic plan and placing GETGO on a path for long-term, profitable growth.

     "Dr. Smith and his advisors made difficult decisions to shutter those projects and operations that were not capable of generating a sufficient return on capital. This will re-orient corporate resources to those areas that are expected to create above-average rates of return and to rapidly grow shareholder value."

     Crane concluded, "We look forward to working with Dr. Smith, and the entire management team, to effectively communicate the implementation of GETGO's strategic growth plan to current and new investors."

     For more information on GETGO or any of its subsidiaries, log on to ww.getgocorp.com or contact investor relations.

     Statements in this news release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in GETGO Inc.'s proposed operations and business environment. Such statements are predictions only, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the company's new and uncertain business model, uncertainty regarding acceptance of the company's products and services, and the company's limited operating history in this business segment.

     CONTACT: GETGO Inc., Denver
     Derrin Smith, 303/771-3850
     or
     Muir, Crane & Co., Los Angeles
     Bryan G. Crane, 213/683-8100
     bcrane@muircrane.com

     Copyright 2001, Business Wire. All of the releases provided by Business Wire are protected by copyright and other applicable laws, treaties and conventions. Information contained in the releases is furnished by Business Wire's members, who are solely responsible for their content, accuracy and originality. All reproduction, other than for an individual user's reference, is prohibited without prior written permission.

Vice President Business Development Joins GETGO Inc.; Mel Nelson's Proven Ability to Launch New Ventures and Bring Them to Profitability is Expected to Bring Value to Shareholders

     DENVER--(BUSINESS WIRE)--May 14, 2001--GETGO Inc. (NASDAQ:GTGO) today announced that Mel Nelson has joined the company as Vice President Business Development for North American Operations.

     Nelson will be responsible for developing and integrating acquisitions and streamlining current procedures, all focused on increasing revenue and earnings.

     "Mel brings a strong operations background to GETGO, having grown profitable businesses from start-up to $126 million in annual revenues, with an eventual headcount of more than 500 employees," said Dr. Derrin Smith, GETGO's chief executive officer. "With experience in finance, acquisitions, marketing and sales, Mel's skill set comes to GETGO at an exciting juncture in our company's growth cycle. We look forward to his contributions in helping us meet our growth plans."

     In his most recent accomplishment prior to accepting the position with GETGO, Nelson negotiated the purchase of a specialty retailer, for integration into an e-commerce site. He also recruited the management team from a group of industry experts. Critical to the success of this venture was the creation of strategic relationships with leading technology, finance, legal and consulting firms. These relationships are a key component of the expertise Nelson brings to his new role.

     A recipient of many industry awards and recognition, Nelson holds a business degree from Northern Illinois University.

     For more information on GETGO or any of its subsidiaries, log on to www.getgocorp.com or contact GETGO investor relations.

     Statements in this news release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in GETGO Inc.'s proposed operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the company's new and uncertain business model, uncertainty regarding acceptance of the company's products and services and the company's limited operating history in this business segment.

     CONTACT: GETGO Inc., Denver
     Derrin Smith, 303/771-3850
     or
     Muir, Crane & Co.
     Bryan G. Crane, 213/683-810

GETGO Inc. Subsidiary Strengthens Proprietary Technology Base; MobilEntity Technologies Executes Letter Of Intent To Acquire Key Intellectual Property Rights

     DENVER--(BUSINESS WIRE)--May 16, 2001--GETGO Inc. (Nasdaq:GTGO) today announced that its wholly owned subsidiary, MobilEntity Technologies Inc., has executed a Letter of Intent to acquire certain patents, patent applications, and right of first refusal with Robert Hotto, inventor of broadband and wireless technologies.

     Management believes that acquiring the technology represented by the patents will enable a broader range of related products and services, and will add significant value to MobilEntity on a going-forward basis. Robert Hotto is co-author of other patents that are owned by Visual Access Technologies and licensed to MobilEntity. Hotto, a well-known San Diego, California-based inventor, already has more than 30 technical patents to his credit.

     "We are delighted to embed Mr. Hotto's technology into our MobilEntity product lines," stated Paul G. Lewis, president and CEO of MobilEntity Technologies Inc. "These patents represent a significant opportunity for MobilEntity by allowing accurate, high-speed communications on next generation DSL and cable modem technologies."

     "The Hotto patents address several of the most exciting areas of data communications today," offered Kevin W. Black, MobilEntity's vice president -- Technology. "We believe the convergence of voice and data along with robust and reliable methods of RF communications will be the foundation on which tomorrow's applications and services are built."

     Under the terms of the Agreement, MobilEntity specifically will take possession of the following US Patents:

          -- 1. US Patent 5,864,754 -- System and method for radio signal reconstruction using signal processor

          -- 2. US Patent 5,410,541 -- System for simultaneous analog and digital communications over an analog channel

          -- 3. US Patent 5,646,940 -- System for simultaneous analog and digital communications over an analog channel (continuation).

          -- 4. US Patent 5,357,566 -- Object-oriented programmable dedicated dialer service and method of programming and calibrating the device

          -- 5. US Patent 5,985,481 -- Reserve battery assembly and related method of use

     In addition to these patents, MobilEntity has secured the right of first refusal on any new ideas or inventions developed or created by Robert Hotto with respect to wireless technologies.

MobilEntity is the first technology enterprise to reach critical mass under the communications vertical of GETGO's "I.C.E." (Information, Communications, Entertainment) REVELATOR model, wherein GETGO is the technology operating company developing broadband products and services from a portfolio of intellectual properties. GETGO has filed with the SEC to spin-off MobilEntity and will retain a significant equity interest post-divestiture, while concurrently developing additional technology enterprises. Shareholders of GETGO stock as of the record date of the spin off, to be set with the SEC, also will receive shares of MobilEntity stock.

     Statements in this news release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the GETGO Inc.'s operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the company's new and uncertain business model, uncertainty regarding acceptance of the company's products and services and the company's limited operating history in this business segment.

     For more information on GETGO or any of its subsidiaries, log on to www.getgocorp.com or contact:

        GETGO Inc.
        4610 S. Ulster Street, Ste. 150
        Denver, CO 80237
        USA
        303/771-3850
        www.getgocorp.com

        MobilEntity Technologies Inc.
        1 Main Street
        Clinton, New Jersey 08809
        USA
        908/730-0066

        GETGO International
        Asian Operations
        Prosperity Centre
        8/F, Block B
        77 Container Port Road
        Kwai Chung
        New Territories, Hong Kong


     CONTACT: Muir, Crane & Co.
     Bryan G. Crane, 213/683-8100
     bryancrane@muircrane.com